Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended September 30, 2014	Nine months ended September 30, 2014
Income available to common stockholders	$886	$5,354

Weighted average common shares outstanding	8,380	8,358

Basic earnings per share	$11	$64

Income for diluted earnings per share	$886	$5,354

Total weighted average common shares and equivalents outstanding for diluted computation(1)	8,413	8,399

Diluted earnings per share	$0.11	$0.64